NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

March 31, 2003

(Expressed in United States Dollars)

(unaudited – Prepared by Management)

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

March 31, 2003 and December 31, 2002

		March 31	December 31
		2003	2002
		(unaudited)

Assets

Current assets:
Cash and cash equivalents		$8,835,533	$2,747,477
Short-term investments		6,995,170	2,322,954
Accounts receivable and prepaids		90,615	40,374

		15,921,318	5,110,805

Resource properties (note 2)		41,707,248	40,168,228

Equipment, net		588,581	454,454

		$58,217,147	$45,733,487

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$635,969	$890,453
Current portion of long-term debt		1,000,000	1,000,000

		1,635,969	1,890,453

Long-term debt		1,977,007	1,942,965

Shareholders’ equity:
Share capital (note 3)		77,385,487	64,760,811
Shares to be issued (note 3(e))		3,529,412	3,529,412
Contributed surplus (note 3(c))		27,065	21,716
Deficit		(26,337,793)	(26,411,870)

		54,604,171	41,900,069

		$58,217,147	$45,733,487

See accompanying notes to interim consolidated financial statements.

Approved on Behalf of the Board:

“John A. Clarke”	Director

“Cliff T. Davis”	Director

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

For the first three months ended March 31, 2003 and 2002

	March 31	March 31
	2003	2002

Revenue:
Investment income	$9,724	$601

Expenses:
Accounting and audit	13,360	743
Amortization	4,233	1,810
Consulting	13,914	5,797
Investor relations	75,863	38,381
Legal fees	9,536	5,498
Office	27,587	33,035
Remuneration	90,648	51,549
Stock-based compensation	5,349	21,716
Transfer, listing and filing fees	27,619	16,135
Travel	18,931	2,432

	286,740	177,096

Loss before the undernoted	(277,016)	(176,495)

Foreign exchange gain (loss)	351,394	(69,193)

Earnings (loss) for the period	74,078	(245,688)

Deficit, beginning of period	(26,411,871)	(25,127,958)

Deficit, end of period	$(26,337,793)	$(25,373,646)

Weighted average no. of shares:	50,645,455	25,425,192

Earnings (loss) per share	$0.00	$0.01

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

For the first three months ended March 31, 2003 and 2002
	March 31	March 31
	2003	2002

Cash provided by (used for):

Operating activities:
Earnings (loss) for the period	$74,078	$(245,688)
Items not involving the use of cash:
Amortization	4,233	1,810
Unrealized foreign exchange loss	-	69,955
Stock-based compensation	5,349	21,716
Changes in non-cash working capital:
Accounts receivable and prepaids	(50,241)	(691)
Accounts payable and accrued liabilities	(254,484)	(27,669)

	(221,065)	(180,567)

Investments:
Expenditures on resource properties	(1,504,979)	(267,176)
Equipment	(138,360)	-
Short-term investment purchases	(4,672,216)	-
Change in restricted cash	-	64,143

	(6,315,555)	(203,033)
Financing:
Proceeds on Issuance of share capital	12,624,676	402,452
Increase in loan payable	-	45,787

	12,624,676	448,239

Increase (decrease) in cash and cash equivalents	6,088,056	64,639

Cash and cash equivalents, beginning of period	2,747,477	69,780

Cash and cash equivalents, end of period	$8,835,533	$134,419

Supplementary information:
Non-cash transactions:
Interest accretion on debt	$34,042	$-

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

First Quarter Ended March 31, 2003

1.

Basis of Presentation:

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.  The interim statements should be read in conjunction with the annual audited financial statements for the company’s most recently completed fiscal year ended December 31, 2002.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period.  A significant area requiring the use of estimates relates to the determination of impairment of resource properties.  Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2.

Resource properties:

During the period ended March 31, 2003, the Company spent $1,504,979 on its resource properties, primarily on the Tabakoto property in southwestern Mali and the Bisha property in Eritrea.

	March 31	December 31
	2003	2002

Tabakoto, Mali:
Acquisition	$1,949,923	$1,949,923
Exploration	22,337,629	21,835,940

	24,287,552	23,785,863
Segala, Mali:
Acquisition	10,716,036	10,681,995
Exploration	571,689	477,176

	11,287,725	11,159,171

Ghana properties	4,274,821	4,260,381

Eritrea properties
	1,857,150	962,813

	$41,707,248	$40,168,228

3.

Share capital:

(a)

Authorized:  250,000,000 common shares without par value.

(b)

Issued:

	Number	Share
	of Shares	Amount

Balance at December 31, 2002	47,077,296	$64,760,811
Private placement completed February 28, 2003	5,500,000	10,385,249
Exercise of warrants	2,150,660	1,656,707
Exercise of stock options	191,000	77,034
Exercise of agents’ options	503,650	509,679

Balance at March 31, 2003	55,422,606	$77,389,480

(c) Stock Options:

		Average
	Number	exercise
	of options	price (Cdn$)

Outstanding, December 31, 2002	4,635,000	$0.74
Granted to employees, directors, officers	1,080,000	3.00
Granted to non-employee (consultant)	60,000	3.21
Exercised	(191,000)	0.60

Outstanding, March 31, 2003	5,584,000	$1.21

Stock options at March 31, 2003 expire at various dates from November 18, 2003 to February 22, 2011

The 60,000 options granted in March to a non-employee vest over a twelve month period and were valued at $128,358 as at March 31, 2003, of which $5,349 has been charged to earnings and contributed surplus, based on the recommended fair value method of accounting.

Stock options granted to employees, directors and officers in the first quarter of 2003 assumed no compensation cost.  However, if the fair value method of accounting had been used, the pro forma effect of the options issued during this period would have been as follows:

Earnings, as reported                                       $ 74,078
Loss, pro forma                                                $ 49,741
Basic earnings per share, as reported                        $ 0
Basic loss per share, pro forma                                 $ 0

The fair value of each option grant is calculated using an expected life of 5 years, volatility of 118%,  no dividend yield and 3.5% interest rate.

(d)

(e)

Warrants:

First quarter ended March 31, 2003

(d) Warrants:

		Average
	Number	Exercise
	of Warrants	Price ($Cdn)

Balance at December 31, 2002	9,229,698	$1.33
Warrants issued	251,825	1.91
Warrants exercised	(2,150,660)	1.17

Balance at March 31, 2003	7,330,863	$1.40

(f)

Shares to be issued:
The recorded value of shares to be issued, in the amount of $3,529,412, relates to the 2002 acquisition of Segala.  Based on the conversion formula and pricing at March 31, 2003, the Company would be required to issue 1,381,459 common shares if the issuance took place at March 31, 2003.

(g)

Shares Reserved for Issuance:

Number
of Shares

Issued, March 31, 2003	55,422,606
For shares to be issued (note 3(e))	1,381,459
Agent’s options outstanding	72,350
Stock options outstanding (note 3(c))	5,584,000
Warrants outstanding (note 3(d))	7,330,863

Fully diluted, March 31, 2003	69,791,278

CORPORATE DIRECTORY

DIRECTORS

CRAIG A. ANGUS
Vancouver, BC, Canada

R. STUART ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701

Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 55,262,606

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia